GUARANTEED WITHDRAWAL BENEFIT ("GWB") RIDER
                [ALSO KNOWN AS "GUARANTEED PRINCIPAL PROTECTOR"]

The term "Contract" as used in this rider applies to either a Contract or Certificate. This rider is part of your Contract, and the same definitions apply to the capitalized terms. New definitions particular to this rider are introduced below. The benefit described in this rider is subject to all the terms contained in your Contract, except as modified below. In this rider, "we", "our" and "us" mean The Equitable Life Assurance Society of the United States and "you" and "your" mean the Owner.


THIS RIDER'S BENEFIT

This rider is effective immediately and provides a Guaranteed Withdrawal Benefit
(GWB) under your Contract.

GWB provides for recovery of your GWB Benefit Base through Withdrawals, provided that during each Contract Year, total Withdrawals do not exceed the GWB Annual Withdrawal Amount as described below. In the event that your Annuity Account Value (AAV) falls to zero, this Contract will terminate in accordance with its terms, except as provided below, and an amount equal to the GWB Annual Withdrawal Amount will be paid to you as an annual annuity benefit, as described below, until your GWB Benefit Base is reduced to zero.

The charge for this rider is shown in the Data Pages.

GWB RIDER DEFINITIONS

         GWB BENEFIT BASE: On the Contract Date, your GWB Benefit Base is equal to your initial Contribution. Your GWB Benefit Base is increased on the Transaction Date by the dollar amount of each subsequent Contribution and reduced on the Transaction Date by the dollar amount of each Withdrawal. The GWB Benefit Base may be further reduced if a GWB Excess Withdrawal (as defined below) is taken. Your GWB Benefit Base may also be stepped up as described below. FOR ACCUMULATOR PLUS ONLY: [Credits applied under the Endorsement Applicable to Credits Applied to Annuity Account Value are not included in your GWB Benefit Base.]

         GWB ANNUAL WITHDRAWAL AMOUNT: The GWB Annual Withdrawal Amount is the Applicable Percentage (as defined below) of the initial GWB Benefit Base. GWB Annual Withdrawal Amounts are not cumulative; if you withdraw less than the GWB Annual Withdrawal Amount in one Contract Year, you may not add the remainder to subsequent GWB Annual Withdrawal Amounts. If in any one Contract Year you withdraw more than the GWB Annual Withdrawal Amount applicable to that year, you will cause a GWB Excess Withdrawal. The GWB Annual Withdrawal Amount may increase as the result of the Automatic Reset of the Applicable Percentage, a subsequent Contribution or optional step up of the GWB Benefit Base and decrease as the result of a GWB Excess Withdrawal, as described below.

         APPLICABLE PERCENTAGE: On the Contract Date your Applicable Percentage is [7%]. This percentage determines your GWB Annual Withdrawal Amount.


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              Automatic Reset: If you take no Withdrawals in the first five
              Contract Years, your Applicable Percentage will be reset automatically on the fifth Contract Date Anniversary to [10%] and your GWB Annual Withdrawal Amount will be reset accordingly. There is no charge for this automatic reset of the GWB Annual Withdrawal Amount.

         GWB EXCESS WITHDRAWAL: A GWB Excess Withdrawal is caused when you withdraw more than the GWB Annual Withdrawal Amount applicable in a Contract Year. Once a Withdrawal is made that causes cumulative Withdrawals in a Contract Year to exceed the applicable GWB Annual Withdrawal Amount, the entire amount of that Withdrawal and of each subsequent Withdrawal in that Contract Year is a GWB Excess Withdrawal. A GWB Excess Withdrawal may cause a reduction of the GWB Annual Withdrawal Amount and a further reduction to your GWB Benefit Base.

             FOR QUALIFIED CONTRACTS ONLY: [Effect of Withdrawals under our [Automatic Required Minimum Distribution Withdrawal Program] for Required Minimum Distributions (RMDs): Subject to the condition in the last sentence of this paragraph, and provided no other Withdrawals are taken and you participate in our [Automatic Required Minimum Distribution Withdrawal Program] for RMDs, an automatic Withdrawal under that program will not cause a GWB Excess Withdrawal, even if it exceeds the GWB Annual Withdrawal Amount. If you take any other Withdrawal while you participate in the program, the GWB Excess Withdrawal exception described in the prior sentence terminates permanently. In order for the GWB Excess Withdrawal exception described above to apply, you must elect and maintain participation in our [Automatic RMD Withdrawal Program] at your Required Beginning Date, or the Contract Date, if your Required Beginning Date has occurred before the Contract was issued.]

EFFECT OF SUBSEQUENT CONTRIBUTIONS ON GWB ANNUAL WITHDRAWAL AMOUNT

As of the Transaction Date of each Contribution, we recalculate your GWB Annual Withdrawal Amount to equal the greater of: (i) the Applicable Percentage of the new GWB Benefit Base, or (ii) the GWB Annual Withdrawal Amount immediately prior to the Contribution. A subsequent Contribution will never cause a reduction of the GWB Annual Withdrawal Amount.

OPTIONAL STEP UP PROVISION

Except as provided below, any time after the fifth Contract Date Anniversary, you have the option to step up the GWB Benefit Base to equal the AAV on the Transaction Date we receive your written step up request. We will not step up the GWB Benefit Base if it is higher than the AAV on the Transaction Date of the step up request. If you choose to step up the GWB Benefit Base, your charge may be increased as described in "The Cost Of This Rider" below. Once you elect to step up the GWB Benefit Base, you may not do so again for five complete Contract Years from the next Contract Date Anniversary.

Your GWB Annual Withdrawal Amount may increase if your GWB Benefit Base is stepped up. On the Transaction Date of a GWB Benefit Base step up, your GWB Annual Withdrawal Amount will be set equal to the greater of (i) your GWB Annual Withdrawal Amount before the step up, and (ii) the Applicable Percentage of your stepped up GWB Benefit Base.




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EFFECT OF GWB EXCESS WITHDRAWALS

If you make a GWB Excess Withdrawal, then the GWB Benefit Base and the GWB Annual Withdrawal Amount will be adjusted as described below. Withdrawal Charges, if applicable, are applied only to the amount of the Withdrawal exceeding the GWB Annual Withdrawal Amount.

On the Transaction Date of any Withdrawal, the GWB Benefit Base is first reduced by the dollar amount of the Withdrawal (including any applicable Withdrawal Charge). The GWB Benefit Base following the reduction and the GWB Annual Withdrawal Amount are then recalculated as follows:

If the AAV after the deduction of the withdrawal is less than the GWB Benefit Base, then:

1)   The GWB Benefit Base is reset equal to the AAV, and
2) The GWB Annual Withdrawal Amount is the Applicable Percentage of the GWB Benefit Base.

If the AAV after the deduction of the withdrawal is greater than or equal to the GWB Benefit Base, then:

1)   The GWB Benefit Base is not adjusted further, and
2) The GWB Annual Withdrawal Amount is the lesser of a) the Applicable Percentage of the GWB Benefit Base and b) the GWB Annual Withdrawal Amount immediately before the withdrawal.

GWB ANNUAL WITHDRAWAL AMOUNT AND THE FREE CORRIDOR AMOUNT

We will waive any Withdrawal Charge for Withdrawals during a Contract Year that in total do not exceed the GWB Annual Withdrawal Amount, even if such withdrawals exceed the Free Corridor Amount.

EFFECT OF DEATH AND THE GWB RIDER

Except as provided below, any Death Benefit under this Contract will be determined, including the applicable adjustment for Withdrawals, without regard to this Rider. The Beneficiary will receive the amount of such Death Benefit and not the GWB Benefit Base.

If the Contract is continued by a Successor Owner and Annuitant ("SOA") as described in the Contract, this rider and the charge for it remain in effect. The GWB Benefit Base, the GWB Annual Withdrawal Amount (including its automatic reset if there have been no Withdrawals during the first five Contract Years), and the number of Contract Years that must elapse before eligibility for an optional step up are not affected by the death of the first Owner. If the GWB Benefit Base was zero due to recovery of the GWB Benefit Base by the first Owner, the provisions of the Contract that permit the GWB Benefit Base to be increased through an optional step up or subsequent Contribution continue in effect.

IF SPOUSAL PROTECTION IS ELECTED BY JOINT OWNERS: [Upon the death of the first of the Joint Owners to die before the Annuity Commencement Date and while the Spousal Protection Rider is in effect, this GWB Rider and the charge for it remain in effect.


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The GWB Benefit Base, the GWB Annual Withdrawal Amount (including its automatic reset if there have been no withdrawals during the first five Contract Years), and the number of Contract Years that must elapse before eligibility for an optional step up are not affected by the death of the first Owner. If the GWB Benefit Base was zero due to recovery of the GWB Benefit Base by the Joint Owners, the provisions of the Contract that permit the GWB Benefit Base to be increased through a step up or subsequent Contribution continue in effect.]

APPLICABLE TO NQ CONTRACTS WHEN THE OWNER AND ANNUITANT ARE DIFFERENT AND THE OWNER DIES WHILE THE ANNUITANT IS ALIVE: [If the Non-Annuitant Owner dies while this benefit is in effect and the Successor Owner is not the spouse of the deceased Owner, the Successor Owner is subject to the Owner Death Distribution Rules under the Contract which require that the entire Cash Value must be fully paid within five years after the death of the original Owner. The Successor Owner may elect to discontinue this benefit upon (i) written notice to us requesting such discontinuance, and (ii) the receipt by us of due proof of death as described in the Contract. Upon discontinuance, the charge for the GWB Rider ends.]

SURRENDERING THE CONTRACT

If you make a Withdrawal that is a GWB Excess Withdrawal and such Withdrawal causes the Contract to be surrendered, you will receive the Cash Value, not the GWB Benefit Base and the Contract is terminated.

If you make a Withdrawal when the GWB Benefit Base is greater than zero and the Withdrawal is not a GWB Excess Withdrawal, the Contract will not be considered to have been surrendered even if the remaining AAV is less than the Minimum Amount required under the Contract.

GWB ANNUITY PROVISION

If, on the Transaction Date of the transaction that causes your AAV to equal zero (either by a Withdrawal that is not a GWB Excess Withdrawal or a deduction for charges), your GWB Benefit Base is greater than zero but less than or equal to the unwithdrawn portion, if any, of your GWB Annual Withdrawal Amount for that Contract Year, we will pay your GWB Benefit Base as a single sum and no additional payments will be made. If on such Transaction Date your GWB Benefit Base is greater than the unwithdrawn portion, if any, of your GWB Annual Withdrawal Amount for that Contract Year, we will pay you that unwithdrawn amount on such Transaction Date (the "current year payment"), and we will pay you the GWB Benefit Base, after reduction for the current year payment, as an annuity benefit. The annuity benefit makes payments equal to your GWB Annual Withdrawal Amount on each Contract Date Anniversary beginning on the Contract Date Anniversary following the current year payment, until the cumulative amount of such payments equals the GWB Benefit Base that remained after the current year payment. The last installment payment may be smaller than the previous installment payment in order for the total of such payments to equal the GWB Benefit Base. GWB annuity benefit payments will be made under a supplementary contract in annual installment payments on the Contract Date Anniversary of this Contract.

If you die before the installments are complete, the remaining payments will be paid to the Beneficiary. The Beneficiary of record under this Contract will be carried to the supplementary contract.


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COST OF THIS RIDER

The charge for this benefit is shown in the Data Pages. [SEE DATA PAGE
SUBMISSION]

We reserve the right to increase this charge at any time you elect to exercise the optional step up provision as described above, however, the charge will never be greater than the maximum amount shown in the Data Pages.

         SUSPENSION OF CHARGE: Once your GWB Benefit Base is depleted the charge for this benefit is suspended. The charge is suspended on the next Contract Date Anniversary.

         REINSTATEMENT OF CHARGE: This charge will be reinstated if (i) you elect to exercise the optional step up provision in the future, at the then current charge applicable upon exercise of the optional step up provision as described above, or (ii) you make a subsequent Contribution. If you make a subsequent Contribution, we will reinstate the charge in effect when your GWB Benefit Base was depleted.

TERMINATION OF THIS RIDER

Upon the occurrence of any of the following, this rider and any charge associated with it will terminate: (i) you surrender the Contract or it terminates for any other reason, (ii) the Contract is continued under the Beneficiary Continuation Option, if applicable, (iii) you elect an annuity benefit.


THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

/s/ Christopher M. Condron                       /s/ Pauline Sherman
Christopher M. Condron                              Pauline Sherman
Chairman and Chief Executive Officer             Senior Vice President,
General Counsel                                 Secretary and Associate

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